EXHIBIT (a)(1)(F)

FORM OF LETTER TO TENDERING OPTION HOLDERS

[VCAMPUS CORPORATION LETTERHEAD]

June __, 2001

Dear option holder:

      On behalf of VCampus Corporation (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) outstanding options granted to employees under the VCampus Corporation 1996 Stock Plan to purchase common stock that are held by employee option holders who have not received options after December 13, 2000 (the “Options”) for new options the Company will grant under the 1996 Stock Plan (the “New Options”). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying the Company’s offer to exchange dated May 16, 2001 (the “Offer of Exchange”).

      The Offer expired at 5:00 p.m., Virginia time, on June 15, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of 810,375 shares of Common Stock and canceled all such Options.

      The Company has accepted for exchange and canceled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

      In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option under the 1996 Stock Plan for the number of shares of Common Stock which is equal to the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also in accordance with the terms of the Offer, the terms and conditions of the New Option will be substantially the same as the terms and conditions of the Options you tendered for exchange, except that the per share exercise price for the New Option will equal the last reported sale price of the Common Stock on the Nasdaq SmallCap Market on the date the Company grants the New Option.

      In accordance with the terms of the Offer, the Company will grant you the New Option on or about December 17, 2001. At that time, as described in the Offer to Exchange, you will receive a New Option Agreement executed by the Company.

      In accordance with the terms of the Offer, and as provided in the 1996 Stock Plan, you must be an employee of the Company or one of its subsidiaries from the date you tendered options through the New Option grant date in order to receive your New Option. If you do not remain an employee, you will not receive a New Option or any other consideration for the Options tendered by you and canceled by the Company.

      If you have any questions about your rights in connection with the grant of a New Option, please call me at (703) 893-7800.

      We thank you for your continued efforts on behalf of VCampus Corporation.

Sincerely,

Michael Schwien Chief Financial Officer

Attachment

Attachment A

Option Grant Date	No. of Option Shares